Exhibit 99.1

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada www.cascades.com

Cascades Inc. Announces Proposed Private Offering of US$500 Million Senior Notes Due 2022 and Cdn$200 Million Senior Notes Due 2021

KINGSEY FALLS, QUEBEC, CANADA, June 5, 2014—Cascades Inc. (CAS on the Toronto Stock Exchange) announced today that it intends, subject to market and other conditions, to offer US$500 million aggregate principal amount of senior notes due 2022 and Cdn$200 million aggregate principal amount of senior notes due 2021 (collectively, the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and from the prospectus requirements under the relevant Canadian securities legislation. It is expected that the Notes will be guaranteed by the Company’s existing and any future U.S. and Canadian restricted subsidiaries, subject to certain exceptions, on a senior unsecured basis. The Notes will not be guaranteed by the Company’s subsidiaries outside Canada and the United States or by any of the Company’s joint ventures, entities constituting minority investments, immaterial or unrestricted subsidiaries.

The Company intends to use the net proceeds from the offering of the Notes (together with borrowings under its credit facility, if necessary) to fund the purchase, pursuant to its previously announced tender offer, of any and all of its outstanding 7 ¾% Senior Notes due 2017 (the “U.S.$ Notes”) and 7 ¾% Senior Notes due 2016 (the “Cdn$ Notes”). The Company intends to use any remaining proceeds (together with borrowings under its credit facility, if necessary) to redeem any and all U.S.$ Notes and Cdn$ Notes that remain outstanding following the consummation of the tender offer.

The Notes and related guarantees are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and upon reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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